SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Fourth Quarter 2010

Rio de Janeiro, February 21st, 2011 TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the fourth quarter of 2010 and FY2010. TIM Participações S.A. ( TIM Participações or TIM ) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating Consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2009 (4Q09) and third quarter of 2010 (3Q10). The Income Statement and Balance Sheet analysis refers to TIM+Intelig and using 2009 figures in a Pro-forma basis, except when otherwise indicated.

BOVESPA[1]
(lot = 1 share)
TCSL3: R$7.35
TCSL4: R$6.09

NYSE[1]
(1 ADR = 10 PN shares)
TSU: US$37.14
(1) closing prices of Feb 21th, 2011

4Q10 Highlights
4Q10 Conference Call

• Combining Growth and Profitability: subscriber base grew 24.1% YoY, with net addition of 9.9 million lines. This performance was accompanied by top line growth of 9.9% YoY in 4Q10 and EBITDA margin reaching 30.6%;

• Infinity and Liberty represent more than 80% of customer base. Post paid segment reached net additions of over 1 million users;

• Infinity Web achieved more than 1 million daily unique users after 4 months of its launch and helping data revenues to increase 31% in 4Q10 vs. 4Q09;

• MOU reached 129 minutes this quarter (+30.0% YoY). In a strong evidence of community based success;

• Network quality maintained at 100% for the 10th consecutive month according to Anatel, having Call drop rate at its lowest level ever.

• SAC sharply decreased to R$36 (-55.6% YoY) reaching a new low - reflecting efficiency on acquisition (SAC/ARPU at 1.5x vs. 3.0x in the 4Q09);

• Bad debt reached new low at 1.0% of total gross revenues;

• EBITDA reached R$1,201 million in 4Q10, 11% yearly growth and largely supported by the voice and data service contribution. EBITDA margin reached 30.6% (vs. 30.4% in the 4Q09);

• Net Profit totaled R$2,212 million in 2010 (vs. R$801.2 million in 2009);

• Total dividend proposed for 2010 reached R$497 million (vs. R$204 mln in 2009);

• CAPEX reached R$2,836 million in 2010, with focus on 3G roll-out and 2G expansion and capacity;

• Operating FCF in 2010 totaled R$ 1.4 billion, with a growth of 110% vs. 2009.

Conference Call in Portuguese:
February 22th, 2011, at:
10:00 AM Brasília time
08:00 AM US ET

Conference Call in English:
February 22th, 2011, at:
12:30 PM Brasília time
10:30 AM US ET

For further information, please
access the Company's website:
www.tim.com.br/ir

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4009-3360 / 4009-3446 /
4009-3751

Avenida das Américas, 3434
Bloco 01 6° andar Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4009-3990

Message from Administration

We ended 2010 with great satisfaction that the turnaround started two years ago is well accomplished.

A good balance of Growth and Profitability
In 2010, we were the operator with the largest customer base growth, with the addition of 9.9 million lines and an incremental market share of 34%. This growth in customer base has been followed by improvements on profitability, with total net revenues growth of 9.9% in 4Q10 on yearly basis and EBITDA margin surpassing the 30%. It is also important to mentioned that Free Operating Cash Flow amounted to R$1.4 billion in 2010 (up 110% from 2009).

Our Brand
We kept the quality, innovation and convenience as the central point of our strategy. We achieved a prominent position in network quality, which for the 10th consecutive month we led Anatel's ranking.

Drivers of Growth
We always aimed to have a distinct value proposition. For the voice service, we adopted the simple concept of "One Country One Rate". TIM's network transported in 2010 almost twice the traffic of 2009 and become leaders in traffic volume for long distance service. For data services, we kept the Infinity's DNA, where we focused on unlimited service concept and  used the smart-phones without subsidy to leverage penetration on data services.

Improving Financial Results
We fully achieved the goals released to the market in the beginning of 2010:
-Net service revenues grew 6.1% in 2010
-EBITDA margin reached 29%
Even with a strong growth in customer base, we maintained a strict costs control and because of that we could grow with profitably. The operating free cash flow reached R$1.4 billion in 2010, an increase of 110% over 2009. These results enabled the expansion of dividends and we will propose in the General Shareholder's meeting the amount of R$497 million (which compares to R$204 million distributed in 2009).

Strengthening Data Offers
We launched the Infinity Web in the second half of 2010. In just four months, Infinity Web already reached 1 million daily users (4x higher than before the offer launching).

Perspectives
We hope to continue expanding our base under the Community concept we have no doubt that this has been our great competitive advantage. We know that the competitive landscape might become tough in 2011 along with a challenging macro-economic environment. However, we will keep our optimism and the search for the best equilibrium between growth and profitability.

I conclude my message by thanking all of TIM's employees, a fundamental piece for make such great change happens.
I am very proud to lead and be part of this team.
These were two years of hard work and fatigue, but the results show us that it was worth it. We create value for our shareholders, customers and all stakeholders.

Luca Luciani

Operational Performance

Brazilian Market Overview

Mobile penetration rate surpassed 100%

Brazilian mobile market reached 202.9 million lines by the end of 2010, a yearly growth of 16.7% (vs. 15.5% in 2009). Penetration rate in Brazil reachead 104.7% in the 4Q10, from 90.6% in the same period last year. The mobile market growth has been supported by: i) stronger and stable economy with a solid expansion and better distribution of family's income and consumption ii) the continuos stimulation of Multiple SIM-Card sales (mostly in the pre-paid segment), and iii) on-net offering.

29 Mln of net additions in 2010

Total net additions in 2010 reached 29.0 million, representing the second best year ever and posting a growth of 24.3% YoY. Looking only to the fourth quarter, net adds totalled 11.5 million, the best quarterly performance in historical series, resulting in an outstanding increase of 46.4% versus 7.8 million on the same period last year and +81.0% QoQ.

Breaking down the market into pre and post-paid segments, the first one reached 167.1 million users (+16.4% YoY), and accounting for 82.3% of total market. As for the latter, total users reached 35.8 million, a 18.1% increase versus Dec/09.

TIM's Performance

Leading Net adds in 2010 Gross adds renewing the highest level& Churn rate lower in YoY and QoQ comp.

Total subscriber base ended 2010 with 51.0 million lines, 24.1% up from 2009 and representing a market share of 25.1%. Total net additions in the 4Q10 came in at 4.1 million lines, reaching 36% market share of net additions (vs. 19% in 4Q09). As for the full year, 2010 net adds totaled 9.9 million lines, more than the double of net adds reported in 2009, resulting in a net share of 34.2% (+14.0 p.p. YoY) - being market leader in terms of growth in 2010. Additionally, TIM was the only player to gain market share in the period. This performance confirms the market acceptance of Infinity and Liberty plans. In addition, TIM maintained the second position in total pre-paid subscriber base.

In this quarter, TIM renewed the highest volume of gross additions for the third time consecutively, reaching 9.3 million lines, up 53.8% YoY. In 2010, gross adds reached 28.6 million lines (38.3% YoY) with a growth pace followed by both segments pre and post-paid. It is worth highlighting that the adherence of SIM-only in the post-paid segment already accounts for almost 90% of the gross adds, an evidence of the great success of this new approach for the segment.

Our disconnections reached 5.2 million in the quarter, with a churn rate of 11.0% (vs. 11.1% in the 3Q10 or 11.5% in 4Q09). Although the stronger commercial activity pushed by TIM eventually led to a higher blended churn, both pre-paid and post-paid segment churn rate had a better performance on the yearly comparison.

38 million users in Infinity plan

Post-paid customer base reached 7.5 million users, a 15.7% YoY growth vs. -1.8% in 4Q09. In 2010, TIM added 1.0 million post-paid clients (vs. a net loss of 117k in 2009), thanks to the Infinity and Liberty plans which ended the quarter with more than 3 million users.

In the pre-paid front, total users reached 43.5 million, up 25.7% YoY - largely leveraged by the Infinity plan, which reached 38 million users (nearly 90% of the base in this segment). TIM posted the leading performance on the pre-paid segment in 2010, grabbing 37.9% of total market net addition in the year.

Network quality at the highest level& &and lower Call Drop level in the market

Network & Quality: Our GSM coverage reached ~94% of the urban population, serving 3,203 cities. Despite a continuous steep traffic increase in the past quarters, TIM consolidated the leadership on Anatel's network quality indicator, being the only player to score 100% of the goals in the last 10 consecutive months and also in 11 out of 12 months of 2010. In addition, in the 4Q10, TIM maintained the lowest Call Drop level in Brazil, with an average of 0.60% (vs. 1.06% in 4Q09). Such result reinforces TIM's commitment to provide top notch service quality, while pushing MOU intensive strategy.

As for data coverage, TIM provides GPRS technology to 100% of its footprint, and ~80% is covered by EDGE technology. The Third Generation Technology (3G) had its roll-out speeded-up and now it is present in 210 cities reaching 54% of urban population in Brazil. We expect to continue accelerating the 3G roll-out in 2011.

Marketing Performance

AppShop: apps store to boost internet usage via smartphones

This quarter TIM kept on strengthening even more the commercial activities with new data offers and continuing to push the well-known unique voice offers. As a consequence of the innovative and segmented offers and also due to the maintenance of media presence, the Company achieved in the quarter the record of gross additions.

Our positioning for mobile services are shown below into two segments:

For the consumer segment, TIM added another scheme for Infinity clients (both pre and post-paid) in the continuous direction of stimulating higher usage to our customers. It is called 'Infinity Mais', which now places fixed terminated calls under the same well-established Infinity concept: "pay-per-call" (R$0.50 per M-F calls). With this offer, we reaffirm our strategy of promoting usage increase of high quality service to our clients at competitive pricing. Thus, we make another step in the stimulation of fixed-mobile substitution as mobile premium over fixed service is no longer present in the market.

In the business market, TIM continued to offer three plans launched in 2010: 'TIM Empresa Mundi', an innovative offer which consists in a bundle of minutes including local and long distance calls (nationwide and to more than 20 countries through the 41 code), all at a single tariff and with no roaming charges; 'Liberty Empresa', a Liberty offer focus on corporative segment, where the customer has unlimited on-net calls (to mobile and fixed numbers), including local, long distance and national roaming , all for a flat fee; and 'TIM Empresa Nacional', which is focused on companies with branch offices nationwide and consists in a bundle of minutes that can be used by all the company at a fixed tariff, regardless the State location.

On the data services, TIM sees another quarter of building up momentum with the offers launched in the 3Q10 (the new 'TIM Web', 'Liberty Web' and 'Infinity Web'), following the strategy to speed-up the adoption of data services. Since the launch of Infinity Web, unique users soared 4x (i.e. lines that had at least one internet access in the day).

On the handset side, TIM focused on service rather than on handsets subsidy, which continued to be sold largely based on 12 installments (SIM-only approach). Moreover, handset portfolio is always being renewed with innovative devices like Motorola Milestone 2 and Nokia N8. Also, TIM launched the 'TIM AppShop', a mobile apps store for several manufactures as Samsung, LG, Motorola, Nokia e Sony Ericsson, giving the possibility of new additional functions to our customer's smartphones and boosting the internet usage via handset.

For Fixed services, the combined strength of TIM and Intelig have proven to be a solid competitive advantage in this market. Since the beginning of integration, we have won many auctions for providing telecom services, such as São Paulo and Rio de Janeiro states government, as well as corporate clients in different industry segments.

Additionally, TIM and Intelig integration showed one more positive result. In December, Intelig reached the milestone of more than 300k long-distance plans sold. The number is 15 times higher than recorded in the same month in 2009 and 21% higher than the amount sold in November. The performance was boosted by the return of Intelig to the media over the past year, with campaigns highlighting the simplicity, affordability and convenience of the new offers.

The fourth quarter came in as a consolidation of our unique positioning on Brazilian telecom market with a voice strategy stimulating on-net traffic and generating the largest community base in Brazil, based on a per-call-tariff, and on the data market with new Infinity and Liberty Web plans. In summary, the great achievements in 2010 (following the Infinity and Liberty plans) indicate that the same approach will be in place for 2011: innovation, unlimited usage per call (including LD), strong infrastructure and an outstanding quality.

Financial Performance

Selected financial data Revenues

		4Q09					2009
DESCRIPTION	4Q10	Pro-forma	% YoY	3Q10	% QoQ	2010	Pro-forma	% YoY
R$ thousands
Gross Revenues	5,565,433	4,956,503	12.3%	5,172,709	7.6%	20,319,295	19,013,345	6.9%
Telecommunications Services	5,097,335	4,653,192	9.5%	4,748,624	7.3%	18,761,385	17,295,682	8.5%
Telecommunications Services & Others - Mobile	4,739,065	4,377,901	8.2%	4,409,695	7.5%	17,480,139	16,221,451	7.8%
Usage and Monthly fee	2,478,825	2,228,489	11.2%	2,250,890	10.1%	8,911,976	8,068,181	10.5%
Value added services - VAS	642,263	488,641	31.4%	564,886	13.7%	2,241,530	1,897,188	18.2%
Long distance	626,101	567,544	10.3%	586,281	6.8%	2,374,341	1,943,121	22.2%
Interconnection	935,665	997,974	-6.2%	922,687	1.4%	3,679,365	4,006,950	-8.2%
Others	56,211	95,253	-41.0%	84,951	-33.8%	272,927	306,011	-10.8%
Telecommunications Services & Others - Fixed	358,270	275,287	30.1%	338,929	5.7%	1,281,246	1,074,229	19.3%
Handset sales	468,098	303,311	54.3%	424,086	10.4%	1,557,910	1,717,663	-9.3%
Discounts and deductions	(1,639,784)	(1,385,053)	18.4%	(1,495,929)	9.6%	(5,861,846)	(5,266,317)	11.3%
Taxes and discounts on services	(1,470,347)	(1,231,344)	19.4%	(1,330,371)	10.5%	(5,189,759)	(4,507,816)	15.1%
Taxes and discounts on handset sales	(169,437)	(153,709)	10.2%	(165,558)	2.3%	(672,087)	(758,501)	-11.4%
Net Revenues	3,925,648	3,571,450	9.9%	3,676,781	6.8%	14,457,450	13,747,028	5.2%
Services	3,626,988	3,421,848	6.0%	3,418,253	6.1%	13,571,626	12,787,866	6.1%
Products	298,661	149,602	99.6%	258,528	15.5%	885,824	959,162	-7.6%

Operating Revenues

Gross service revenues: +9.5% YoY Positive elasticity on traffic Voice outgoing revenues grew 11% YoY

Total gross revenues reached R$5,565 million in the quarter, an increase of 12.3% YoY (or 7.6% QoQ). Gross service revenues grew by 9.5% when compared to same period last year, reaching R$5,097 million in 4Q10. As for gross product revenues, the amount reached R$468 million, a sound increase of 54.3% YoY (or +10.4% QoQ).

Regarding the full year, total gross revenues reached R$20,319 million in 2010, an increase of 6.9% when compared to 2009. Gross service revenues grew by 8.5% YoY while gross product revenues decreased to R$1,558 million or a decline of 9.3% versus 2009.

The main gross revenues breakdown and highlights are presented as follows:

Voice outgoing gross revenues (usage+LD) continued to register a significant improvement YoY, growing by 11.0% in the 4Q10. The performance was backed by local and LD services, as a result of the positive traffic growth elasticity seen in our innovative plans ('Infinity' and 'Liberty'). Voice strategy continues to enlarge usage within TIM community (both for local and LD calls). In 2010, outgoing traffic went up 88% when compared to the previous year (53,661 Bln minutes), being approximately 90% on-net.

• Usage and monthly fee gross revenues achieved R$2,479 million this quarter, a yearly growth of 11.2% supported by increasing on-net MOU, which provides not only incremental revenues but even a more solid contribution to EBITDA.

#1 LD traffic carrier ITX revenues continue to drop (20% of gross serv. rev.) Speeding-up Intelig's turn- around

• Long distance gross revenues reached R$626 million in the quarter, a growth of 10.3% when compared to 4Q09. TIM continues to leverage its long distance service and providing a distinctive and unique value proposition for users. Fixed to mobile substitution continues to unlock hidden value from LD pre-paid traffic. Following this approach, the company was able to reach a remarkable #1 position in the LD traffic volume (estimated over than 40% of total LD traffic).

Interconnection gross revenues dropped 6.2% YoY to R$936 million, following our offer based on on-net call and also due to market trend. TIM offers have been changing customer's traffic profile, from receivers to callers, thus reducing revenues dependency on MTR . As a result, incoming revenues now represents 20% of gross service revenues (vs. 23% a year ago).

VAS gross revenues amounted at R$642 million, a sharp increase of 31.4% YoY, showing early signs from the new Infinity Web data plan (i.e.: daily unique users has reached 4x more than the period before the offering).

Handset gross revenues totaled R$468 million (+54.3% vs. 4Q09). The strong growth was mainly driven by the success of the recent Infinity Web plan, where pre-paid users may have a web-phone 'ready to surf' at an affordable price. In the 4Q10, around 2.6 million handsets were sold (+54% vs. 4Q09), being over than 40% web-phones or smart-phones.

Fixed gross revenues, which includes Intelig and TIM Fixo, totaled R$358 million in 4Q10, 30.1% higher when compared to the same period of last year. Since the beginning of the year, Intelig had its brand reshaped and corporate offers remodeled, supporting the yearly revenue growth, which we expect to continue in the coming quarters.

Total net revenues reached R$3,926 million in the quarter, an increase of 9.9% YoY (or +6.8% QoQ). Net service revenues grew by 6.0% when compared to same period last year, reaching R$3,627 million in 4Q10. As for net product revenues, the amount reached R$299 million, a sound increase of 99.6% YoY (or +15.5% QoQ).

Regarding the full year, total net revenues reached R$14,457 million in 2010, an increase of 5.2% when compared to 2009. Net service revenues grew by 6.1% YoY while net product revenues decreased to R$886 million or a decline of 7.6% versus 2009.

Lower ARPU due to stronger pre-paid net adds mix High usage growth amid top notch quality network

ARPU (average revenue per user) was R$23.3 in the quarter posting a yearly reduction of 13.9% due to the subscriber base mix, where prepaid net addition grew 16x faster than the postpaid in 4Q10 and incoming revenues decreasing contribution turning the ARPU dilution an unavoidable trend.

MOU (minutes of use) continued to show a significant yearly and quarterly growth, reaching a record of 129 minutes in 4Q10, up 30% vs. 99 minutes in 4Q09.

• Outgoing MOU reached 113min, representing a growth of 44% versus 4Q09. This substantial increase comes from our voice plans, which based on community concept (local=LD) continue to stimulate the outgoing traffic growth.

• Incoming MOU reached 15min, a drop of 24% compared to the same period last year. Once again, on-net incentives are driving traffic within our community and reducing the incoming call incidence.

Selected financial data Operating Costs and Expenses

		4T09					2009 pro-
DESCRIPTION	4T10	pro-forma	YoY%	3T10	QoQ%	2010	forma	YoY%
R$ Thousand
Operating Expenses	(2,724,309)	(2,485,881)	9.6%	(2,641,686)	3.13%	(10,263,855)	(10,206,072)	0.6%
Personnel expenses	(146,204)	(154,546)	-5.4%	(139,798)	4.58%	(586,722)	(634,047)	-7.5%
Selling & marketing expenses	(903,187)	(919,214)	-1.7%	(935,325)	-3.44%	(3,483,165)	(3,367,892)	3.4%
Network & interconnection	(1,084,544)	(1,083,522)	0.1%	(1,075,302)	0.86%	(4,227,042)	(4,215,385)	0.3%
General & administrative	(123,797)	(123,980)	-0.1%	(122,652)	0.93%	(484,609)	(489,028)	-0.9%
Cost Of Goods Sold	(383,985)	(99,409)	286.3%	(274,594)	39.84%	(1,026,091)	(925,184)	10.9%
Bad Debt	(58,016)	(82,353)	-29.6%	(69,397)	-16.40%	(310,498)	(419,146)	-25.9%
Other operational revenues (expenses)	(24,576)	(22,857)	7.5%	(24,618)	-0.17%	(145,728)	(155,390)	-6.2%

Operating Costs and Expenses

OPEX variation impacted by subsidy capitalization Decrease driven by SIM- only strategy ITX cost drop amid significant traffic volume growth

Total Operating costs and expenses increased 9.6% YoY to R$2,724 million in the 4Q10, mainly due the subsidy capitalization.

Costs and expenses breakdowns are presented as follows:

Personnel expenses totaled R$146 million in 4Q10, falling 5.4% when compared to the same period of last year. The drop has been driven by Company's restructuring towards commercial focus and headcount reduction of 1.6% YoY to 9,081 employees.

Selling & Marketing expenses amount to R$903 million, 1.7% lower when compared to the same period last year. Although in this quarter TIM posted a record of 4,081 million net adds (leading FISTEL tax to increase 54% YoY), reduction in commissioning on handset sales and publicity expenses offset this effect.

Network and Interconnection cost remained stable at R$1,085 million in the 4Q10 when compared to the same period last year. Even having an important increase in MOU of 30% YoY, aggressive 3G roll-out and network integration with Intelig, TIM's network costs stood under control. The net interconnection exposure over EBITDA reached 21.4% in 4Q10 (vs. 24.8% in 3Q10 and 27.1% in 4Q09).

General and Administrative expenses (G&A) stood at R$124 million in the 4Q10, farly stable on quarterly and yearly analysis.

Cost of Goods Sold reached R$384 million in the quarter, an increase of R$285 million versus the same period last year. It's important to highlight that in 4Q09 the deferred cost was R$145 million. As for 4Q10, IFRS impact from deferred subsidy was R$26 million (following a modest handset subsidy policy) leading to a variation of -R$120 million.

In the same way, total subsidy in 4Q10 (excluding IFRS impact mentioned above) totaled R$111 million compared to R$95 million a year ago. However, when looking to handsets sales volume (2.6 million in 4Q10 vs. 1.7 million in 4Q09), it is possible to verify that total subsidy per handsets sold reduced 24% yearly (or R$43 in 4Q10 vs. R$57 in 4Q09).

Bad debt at the lowest level of 1.0% of gross revenues SAC/ARPU sharp drop even after record in sale

Bad Debt expenses continued to register a significant downward trend, coming at R$58 million and down 29.6% YoY, amid a post-paid base increased of 15.7%. This is a consistent quarterly reduction and an evidence of rational go-to-market approach based on naked SIM-Card sales and better customer credit scoring. As a result, in this quarter bad debt as a percentage of gross revenues reached lowest level in TIM's history at 1.0%, down from 1.7% registered in 4Q09.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + full advertising expenses) reduced to R$36 in the quarter, a significant yearly drop of 55.6%. The performance reflects the efficiency on acquisition, although still delivering a record in gross additions (+54% YoY). SAC/ARPU ratio reached 1.5x (vs. 3.0x in the 4Q09).

EBITDA

EBITDA growth of 11% YoY

EBITDA (earnings before interests, taxes, depreciation and amortization) reached R$1,201 million, representing an expansion of R$115.8 million over 4Q09 (or 10.7%). This expansion is explained by the performance of voice outgoing service contribution (voice revenues interconnection costs), which registered a growth rate of 13.9% YoY, and also due to VAS and LD revenues performance.

As for the FY2010 performance, EBITDA reached R$4.2 billion, an increment of 18.4% versus 2009 due to the aforementioned effect.

EBITDA margin reached 30.6% in the 4Q10 and 29.0% in the FY2010, a slightly increase versus 4Q09 (30.4%) and a substantial improvement versus FY2009 (25.8%). The improvements are a strong evidence of good balance between commercial approach and profitability focus.

Depreciation and Amortization

Depreciation and amortization accounted for R$687 million in the fourth quarter, representing a 9.1% drop when compared to the past quarter and a 6.4% decrease versus 4Q09. As for the total year, D&A accounted for R$2,993 million in 2010, fairly stable versus the R$3,033 million reported in 2009.

EBIT

EBIT growth more than 2x YoY

EBIT (earnings before interest and taxes) totaled R$515 million in the 4Q10. In a yearly comparison, EBIT presented a strong expansion of R$163 million following a greater EBITDA result. As for the full year, EBIT registered R$1,200 million, a sound increase of 136% when compared to 2009, and again chiefly by the EBITDA performance.

Net Financial Result

Net financial expenses totaled R$57 million in the quarter versus R$30 million registered in 4Q09, which was impacted by FX variation gain of R$35 million from a non-hedged debt of Intelig. It is important to highlight that 4Q10 figures were in-line with 3Q10. As for the FY2010, net financial expenses came at R$245 million (vs. a net financial gain of R$261 million), again following the FX result from a non-hedged debt of Intelig of R$564 million.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at a positive R$1,427 million in the 4Q10 (vs. another positive R$94 million in 4Q09). The positive impact is largely due to deferred tax asset (from loss carryfoward), representing a credit of R$1,435 million in 4Q10 and R$108 million R$108 million in 4Q09.

As for the FY2010, Income Tax and Social Contribution also came at positive R$1,257 million (vs. a positive R$33 million in FY2009), due to the above mentioned positive impacts from deferred tax asset.

Net Profit

Consolidated Net Profit reached R$1,885 million in 4Q10, against a profit of R$416 million in 4Q09, influenced by a better operational results (+R$116 million in EBITDA line), but largely impacted by the tax credit effect explained above (for 4Q10 and 4Q09 analysis) and also by the FX gain with unhedged debt in Intelig (for 4Q09 analysis).

As for the FY2010, net profit reached R$2,212 million (vs. R$801 million profit in the FY2009), and the variation is explained again by EBITDA line improvement (+R$653 million) and the tax credit effect aforementioned.

CAPEX

Investments totaled R$2,836 million in 2010, which represented the same level of 2009 in terms of % of net revenues (19.6% vs. 19.7%). When considered only network, investments increased by 28.9% YoY, mainly 2G capacity/expansion and 3G deployment.

Net financial position and free cash flow

Gross Debt amounted to R$ 3,378 million, a significant drop if compared to the R$4.243 million in 4Q09. The reduction is explained by some loan expiration that were not renewed. Company's debt is concentrated in long-term contracts (72% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 22% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average cost of debt totaled 10.06% in the 4Q10 compared to 9.67% in the 4Q09. In the year, the average cost was 10.0% versus 10.7% in 2009.

Cash and Cash equivalents reached R$ 2,394 million, resulting in a net debt position of R$ 984 million, 41.6% lower than the 4Q09.

Operating Free Cash Flow in 4Q10 totaled R$1,252 million, a growth of 9.2% when compared to the 4Q09 (TIM + Dec/09 of Intelig). The result is due to EBITDA expansion and a positive impact from change in working capital. Hence, net cash flow reached R$1,095 million vs. R$860 million registered in the same period last year (+27% YoY).

BRGAAP Guidance for 2010

Description	Guidance	Actual
Net service revenues (YoY)	>5%	+6.1% ☑
EBITDA margin	>25%	26.2%☑
CAPEX (R$ Bln)	~2.5	2.55 ☑

Dividends

Management is proposing the distribution of R$496.6 million, versus a distribution of R$204.1 million in 2009. The amount to be distributed is equivalent to R$0.2006 per share (ON and PN) and R$2.006 per ADR (10 preferred shares). The proposal will be analyzed at the Company's annual shareholders´ meeting to be held in April of 2011.

Ownership Breakdown

NUMBER OF SHARES
Common	%	Preferred	%	Total	%
843,281,477	34.06	1,632,453,583	65.94	2,475,735,060	100.00

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population the widest GSM coverage in Brazil, with presence in 3,203 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~80% using EDGE, besides having a sophisticated Third Generation (3G) network serving 54% of the country's urban population. The Company has international roaming agreements for TIM clients with more than 450 networks available in more than 200 countries across six continents.

» Integrated company with a nationwide footprint since 2002

» Network: largest GSM coverage and proven quality

» Innovative offers: new concepts leveraging TIM community

» Brand: associated to innovation and quality attributes

» Sustainability: Maintained in ISE index for 2009/2010

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises Plans and Promotions that Revolutionize . It launched two families of plans 'Infinity' and 'Liberty', in addition to the sophisticated 'Da Vinci'. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, the largest in the country, with 51 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April last year, is supporting the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates , "believes , "estimates , "expects , "forecasts , "plans , "predicts , "projects , "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	4Q10 Income Statements
Attachment 3:	2010 Income Statements
Attachment 4:	2009 Income Statements (Pro-forma TIM + Intelig)
Attachment 5:	2010 Cash Flow Statements
Attachment 6:	2010 EBITDA
Attachment 7:	Consolidated Operational Indicators
Attachment 8:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company's Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (IFRS)

(R$ Thousand)

DESCRIPTION	4Q10	4Q09%		3Q10%

ASSETS	19,370,852	17,922,455	8.1%	16,363,065	18.4%

CURRENT ASSETS	6,425,920	6,482,652	-0.9%	5,407,291	18.8%
Cash and cash equivalents	2,376,232	2,413,024	-1.5%	1,353,828	75.5%
Short-term investments	18,177	146,145	-87.6%	15,289	18.9%
Accounts receivable	2,748,411	2,443,424	12.5%	2,653,589	3.6%
Inventories	228,654	406,434	-43.7%	222,709	2.7%
Indirect recoverable Taxes	494,036	464,615	6.3%	473,701	4.3%
Direct recoverable Taxes	361,929	440,693	-17.9%	419,659	-13.8%
Prepaid expenses	93,768	24,690	279.8%	177,735	-47.2%
Derivative contracts	6,122	49,237	-87.6%	6,967	-12.1%
Other assets	98,591	94,390	4.5%	83,814	17.6%

NONCURRENT	12,944,932	11,439,803	13.2%	10,955,774	18.2%
Noncurrent assets
Long-term investments	13,692	16,567	-17.4%	17,442	-21.5%
Accounts receivable	36,812	41,269	-10.8%	28,863	27.5%
Indirect recoverable Taxes	188,111	180,032	4.5%	192,996	-2.5%
Direct recoverable Taxes	139,366	41,706	234.2%	102,221	36.3%
Deferred income and social contribution taxes	1,732,732	297,487	482.5%	221,348	682.8%
Judicial deposits	385,519	227,521	69.4%	347,873	10.8%
Prepaid expenses	14,620	9,847	48.5%	15,268	-4.2%
Derivative contracts	16,746	29,027	-42.3%	22,815	-26.6%
Other assets	17,763	11,863	49.7%	17,751	0.1%

Permanent Assets
Property, plant and equipment	5,863,723	5,593,772	4.8%	5,351,457	9.6%
Intangibles	4,535,848	4,990,712	-9.1%	4,637,740	-2.2%

LIABILITIES	19,370,852	17,922,455	8.1%	16,363,065	18.4%

CURRENT LIABILITIES	5,691,089	5,739,929	-0.9%	4,002,764	42.2%
Suppliers	3,103,469	3,099,982	0.1%	2,107,669	47.2%
Loans and financing	957,549	1,417,363	-32.4%	926,216	3.4%
Derivative contracts	2,071	48,122	-95.7%	1,872	10.6%
Salaries and related charges	125,292	107,863	16.2%	133,449	-6.1%
Indirect taxes, charges and contributions	544,375	563,852	-3.5%	508,979	7.0%
Direct taxes, charges and contributions	265,328	162,645	63.1%	164,516	61.3%
Dividends payable	511,737	224,652	127.8%	15,159	3275.8%
Other liabilities	181,268	115,450	57.0%	144,904	25.1%

NONCURRENT LIABILITIES	3,378,954	3,605,166	-6.3%	3,447,528	-2.0%
Loans and financing	2,277,121	2,742,595	-17.0%	2,414,644	-5.7%
Derivative contracts	164,482	113,200	45.3%	135,459	21.4%
Provision for contingencies	57,720	5,157	1019.3%	58,782	-1.8%
Pension plan	138,981	23,984	479.5%	138,981	0.0%
Indirect taxes, charges and contributions	83,708	96,154	-12.9%	87,282	-4.1%
Direct taxes, charges and contributions	249,057	324,508	-23.3%	285,365	-12.7%
Deferred income and social contribution taxes	9,166	7,527	21.8%	7,338	24.9%
Asset retirement obligations	255,737	239,635	6.7%	248,455	2.9%
Other liabilities	142,982	52,406	172.8%	71,222	100.8%

SHAREHOLDERS' EQUITY	10,300,809	8,577,360	20.1%	8,912,773	15.6%
Capital	8,149,096	8,149,096	0.0%	8,149,096	0.0%
Capital reserves	396,128	396,128	0.0%	396,129	0.0%
Income reserves	1,755,585	158,050	1010.8%	166,394	955.1%
Accumulated losses	-	(125,914)	-100.0%	(125,914)	-100.0%
Net Income for the period	-	-	-	327,068	-100.0%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements (IFRS)

(R$ Thousand)

DESCRIPTION	4Q10	4Q09 pro-forma	% YoY	3Q10	% QoQ	2010	2009 pro-forma	% YoY
Gross Revenues	5,565,433	4,956,499	12.3%	5,172,709	7.59%	20,319,295	19,013,343	6.9%
Gross Revenues Telecommunications Services	5,097,335	4,653,188	9.5%	4,748,624	7.34%	18,761,385	17,295,680	8.5%
Telecommunications Services - Mobile	4,739,065	4,377,901	8.2%	4,409,695	7.47%	17,480,139	16,221,451	7.8%
Usage and Monthly fee	2,478,825	2,228,489	11.2%	2,250,890	10.13%	8,911,976	8,068,181	10.5%
Value added services - VAS	642,263	488,641	31.4%	564,886	13.70%	2,241,530	1,897,188	18.2%
Long distance	626,101	567,544	10.3%	586,281	6.79%	2,374,341	1,943,121	22.2%
Interconnection	935,665	997,974	-6.2%	922,687	1.41%	3,679,365	4,006,950	-8.2%
Others	56,211	95,253	-41.0%	84,951	-33.83%	272,927	306,011	-10.8%
Telecommunications Services - Fixed	358,270	275,287	30.1%	338,929	5.71%	1,281,246	1,074,229	19.3%
Gross Revenues Handset sales	468,098	303,311	54.3%	424,085	10.38%	1,557,910	1,717,663	-9.3%
Discounts and deductions on Gross Revenues	(1,639,784)	(1,385,050)	18.4%	(1,495,928)	9.62%	(5,861,845)	(5,266,315)	11.3%
Taxes and discounts on services	(1,470,347)	(1,231,341)	19.4%	(1,330,370)	10.52%	(5,189,759)	(4,507,815)	15.1%
Taxes and discounts on handset sales	(169,437)	(153,709)	10.2%	(165,558)	2.34%	(672,086)	(758,500)	-11.4%
Net Revenues	3,925,649	3,571,449	9.9%	3,676,781	6.77%	14,457,450	13,747,028	5.2%
Net Revenues on services	3,626,988	3,421,847	6.0%	3,418,254	6.11%	13,571,626	12,787,865	6.1%
Net Revenues on Products	298,661	149,602	99.6%	258,527	15.52%	885,824	959,163	-7.6%
Operating Expenses	(2,724,309)	(2,485,881)	9.6%	(2,641,686)	3.13%	(10,263,855)	(10,206,072)	0.6%
Personnel expenses	(146,204)	(154,546)	-5.4%	(139,798)	4.58%	(586,722)	(634,047)	-7.5%
Selling & marketing expenses	(903,187)	(919,214)	-1.7%	(935,325)	-3.44%	(3,483,165)	(3,367,892)	3.4%
Network & interconnection	(1,084,544)	(1,083,522)	0.1%	(1,075,302)	0.86%	(4,227,042)	(4,215,385)	0.3%
General & administrative	(123,797)	(123,980)	-0.1%	(122,652)	0.93%	(484,609)	(489,028)	-0.9%
Cost Of Goods Sold	(383,985)	(99,409)	286.3%	(274,594)	39.84%	(1,026,091)	(925,184)	10.9%
Bad Debt	(58,016)	(82,353)	-29.6%	(69,397)	-16.40%	(310,498)	(419,146)	-25.9%
Other operational revenues (expenses)	(24,576)	(22,857)	7.5%	(24,618)	-0.17%	(145,728)	(155,390)	-6.2%
EBITDA	1,201,340	1,085,568	10.66%	1,035,095	16.06%	4,193,595	3,540,956	18.43%
EBITDA Margin	30.6%	30.4%	0.0 p.p	28.2%	8.70%	29.0%	25.8%	0.1 p.p
Depreciation & amortization	(686,801)	(734,139)	-6.45%	(755,545)	-9.10%	(2,993,461)	(3,033,360)	-1.32%
Depreciation	(344,370)	(374,333)	-8%	(367,651)	-6.33%	(1,448,654)	(1,502,539)	-4%
Amortization	(342,431)	(359,806)	-5%	(387,894)	-11.72%	(1,544,807)	(1,530,821)	1%
EBIT	514,539	351,429	46.41%	279,550	84.06%	1,200,134	507,596	136.43%
EBIT Margin	13.1%	9.8%	0.3 p.p	7.6%	72.39%	8.3%	3.7%	1.2 p.p
Net Financial Results	(56,791)	(29,653)	91.52%	(58,839)	-3.48%	(245,457)	260,601	-194.19%
Financial expenses	(96,137)	(115,617)	-17%	(86,579)	11.04%	(380,501)	(394,905)	-4%
Financial income	69,471	50,527	37%	52,656	31.93%	231,671	144,876	60%
Net exchange variance	(30,125)	35,437	-185%	(24,916)	20.91%	(96,627)	510,630	-119%
Income before taxes	457,748	321,776	42.26%	220,711	107.40%	954,677	768,197	24.28%
Income tax and social contribution	1,426,899	93,750	1422%	(74,188) -	2023.36%	1,257,038	33,026	3706%
Net Income	1,884,647	415,526	353.56%	146,523	1186.25%	2,211,715	801,223	176.04%

Attachment 3

TIM PARTICIPAÇÕES S.A.

2010 Income Statements (IFRS)

(R$ Thousand)

DESCRIPTION	1Q10	2Q10	3Q10	4Q10	2010
Gross Revenues	4,638,451	4,942,702	5,172,709	5,565,433	20,319,295
Gross Revenues Telecommunications Services	4,352,230	4,563,196	4,748,624	5,097,335	18,761,385
Telecommunications Services - Mobile	4,083,120	4,248,259	4,409,695	4,739,065	17,480,139
Usage and Monthly fee	2,038,988	2,143,273	2,250,890	2,478,825	8,911,976
Value added services - VAS	484,153	550,228	564,886	642,263	2,241,530
Long distance	570,508	591,451	586,281	626,101	2,374,341
Interconnection	918,789	902,224	922,687	935,665	3,679,365
Others	70,682	61,083	84,951	56,211	272,927
Telecommunications Services - Fixed	269,110	314,937	338,929	358,270	1,281,246
Gross Revenues Handset sales	286,221	379,506	424,085	468,098	1,557,910
Discounts and deductions on Gross Revenues	(1,342,412)	(1,383,721)	(1,495,928)	(1,639,784)	(5,861,845)
Taxes and discounts on services	(1,175,830)	(1,213,212)	(1,330,370)	(1,470,347)	(5,189,759)
Taxes and discounts on handset sales	(166,582)	(170,509)	(165,558)	(169,437)	(672,086)
Net Revenues	3,296,039	3,558,981	3,676,781	3,925,649	14,457,450
Net Revenues on Services	3,176,400	3,349,984	3,418,254	3,626,988	13,571,626
Net Revenues on Products	119,639	208,997	258,527	298,661	885,824
Operating Expenses	(2,348,956)	(2,548,904)	(2,641,686)	(2,724,309)	(10,263,855)
Personnel expenses	(153,200)	(147,520)	(139,798)	(146,204)	(586,722)
Selling & marketing expenses	(790,155)	(854,498)	(935,325)	(903,187)	(3,483,165)
Network & interconnection	(1,022,261)	(1,044,935)	(1,075,302)	(1,084,544)	(4,227,042)
General & administrative	(112,179)	(125,981)	(122,652)	(123,797)	(484,609)
Cost Of Goods Sold	(135,645)	(231,867)	(274,594)	(383,985)	(1,026,091)
Bad Debt	(92,627)	(90,458)	(69,397)	(58,016)	(310,498)
Other operational revenues (expenses)	(42,889)	(53,645)	(24,618)	(24,576)	(145,728)
EBITDA	947,083	1,010,077	1,035,095	1,201,340	4,193,595
EBITDA Margin	28.7%	28.4%	28.2%	30.6%	29.0%
Depreciation & amortization	(779,670)	(771,445)	(755,545)	(686,801)	(2,993,461)
Depreciation	(366,623)	(370,010)	(367,651)	(344,370)	(1,448,654)
Amortization	(413,047)	(401,435)	(387,894)	(342,431)	(1,544,807)
EBIT	167,413	238,632	279,550	514,539	1,200,134
EBIT Margin	5.1%	6.7%	7.6%	13.1%	8.3%
Net Financial Results	(70,916)	(58,911)	(58,839)	(56,791)	(245,457)
Financial expenses	(98,957)	(98,828)	(86,579)	(96,137)	(380,501)
Financial income	55,944	53,600	52,656	69,471	231,671
Net exchange variance	(27,903)	(13,683)	(24,916)	(30,125)	(96,627)
Income before taxes	96,497	179,721	220,711	457,748	954,677
Income tax and social contribution	(41,916)	(53,757)	(74,188)	1,426,899	1,257,038
Net Income	54,581	125,964	146,523	1,884,647	2,211,715

Attachment 4

TIM PARTICIPAÇÕES S.A.

2009 Income Statements (IFRS)

Pro-forma TIM+Intelig

(R$ Thousand)

DESCRIPTION	1Q09	2Q09	3Q09	4Q09	2009
Gross Revenues	4,456,706	4,778,608	4,821,530	4,956,499	19,013,343
Gross Revenues Telecommunications Services	4,085,762	4,213,084	4,343,646	4,653,188	17,295,680
Telecommunications Services - Mobile	3,844,092	3,939,311	4,060,147	4,377,901	16,221,451
Usage and Monthly fee	1,869,488	1,950,420	2,019,784	2,228,489	8,068,181
Value added services - VAS	429,683	483,285	495,579	488,641	1,897,188
Long distance	454,439	453,087	468,051	567,544	1,943,121
Interconnection	1,036,309	978,828	993,839	997,974	4,006,950
Others	54,173	73,691	82,894	95,253	306,011
Telecommunications Services - Fixed	241,670	273,773	283,499	275,287	1,074,229
Gross Revenues Handset sales	370,944	565,524	477,884	303,311	1,717,663
Discounts and deductions on Gross Revenues	(1,258,580)	(1,266,887)	(1,355,798)	(1,385,050)	(5,266,315)
Taxes and discounts on services	(1,076,692)	(1,069,226)	(1,130,556)	(1,231,341)	(4,507,815)
Taxes and discounts on handset sales	(181,888)	(197,661)	(225,242)	(153,709)	(758,500)
Net Revenues	3,198,126	3,511,721	3,465,732	3,571,449	13,747,028
Net Revenues on services	3,009,070	3,143,858	3,213,090	3,421,847	12,787,865
Net Revenues on Products	189,056	367,863	252,642	149,602	959,163
Operating Expenses	(2,483,111)	(2,647,989)	(2,589,091)	(2,485,881)	(10,206,072)
Personnel expenses	(176,782)	(155,613)	(147,106)	(154,546)	(634,047)
Selling & marketing expenses	(719,572)	(841,502)	(887,604)	(919,214)	(3,367,892)
Network & interconnection	(1,067,668)	(1,008,787)	(1,055,408)	(1,083,522)	(4,215,385)
General & administrative	(118,442)	(128,907)	(117,699)	(123,980)	(489,028)
Cost Of Goods Sold	(227,891)	(366,875)	(231,009)	(99,409)	(925,184)
Bad Debt	(138,235)	(95,671)	(102,887)	(82,353)	(419,146)
Other operational revenues (expenses)	(34,521)	(50,634)	(47,378)	(22,857)	(155,390)
EBITDA	715,015	863,732	876,641	1,085,568	3,540,956
EBITDA Margin	22.4%	24.6%	25.3%	30.4%	25.8%
Depreciation & amortization	(760,177)	(759,678)	(779,366)	(734,139)	(3,033,360)
Depreciation	(377,153)	(372,065)	(378,988)	(374,333)	(1,502,539)
Amortization	(383,024)	(387,613)	(400,378)	(359,806)	(1,530,821)
EBIT	(45,162)	104,054	97,275	351,429	507,596
EBIT Margin	-1.4%	3.0%	2.8%	9.8%	3.7%
Net Financial Results	(69,044)	268,194	91,104	(29,653)	260,601
Financial expenses	(104,524)	(94,908)	(79,856)	(115,617)	(394,905)
Financial income	36,760	28,491	29,098	50,527	144,876
Net exchange variance	(1,280)	334,611	141,862	35,437	510,630
Income before taxes	(114,206)	372,248	188,379	321,776	768,197
Income tax and social contribution	(45,405)	(40,431)	25,112	93,750	33,026
Net Income	(159,611)	331,817	213,491	415,526	801,223

Attachment 5

TIM PARTICIPAÇÕES S.A.

2010 Cash Flow Statements (IFRS)

(R$ Thousand)

DESCRIPTION	4Q10	4Q09*	% YoY	3Q10	% QoQ	2010	2009*	% YoY

EBIT	514,539	356,137	44.5%	279,550	84.1%	1,200,134	553,462	117%

Depreciation and Amortization	686,801	706,331	-2.8%	755,545	-9.1%	2,993,460	2,913,966	2.7%
Capital Expenditure	(1,100,238)	(1,140,830)	-3.6%	(525,935)	109%	(2,835,761)	(2,670,970)	6.2%
Changes in Net Operating Working Capital	1,150,502	1,224,263	-6.0%	94,951	1112%	14,140	(142,178)	N/A

FREE OPERATIONAL CASH FLOW	1,251,604	1,145,901	9.2%	604,111	107.2%	1,371,973	654,280	109.7%

Income and Social Contribution Taxes	(88,059)	(56,571)	55.7%	(45,070)	95.4%	(190,653)	(74,898)	155%
Dividends and Interest on Capital	(33)	(62)	-46.8%	(207)	-84.1%	(201,182)	(168,142)	19.7%
Social Capital Increase	-	516,725	-	-	-	-	516,725	-
Intelig Goodwill	-	223,004	-	-	-	-	223,004	-
Intelig's Acquisition Effect	-	(606,912)	-	-	-	-	(606,912)	-
Net Financial Revenue	(56,791)	(53,088)	7.0%	(58,839)	-3.5%	(245,457)	(245,114)	0.1%
Judicial Deposits	(33,399)	(50,430)	-33.8%	(9,906)	237%	(145,701)	(78,484)	85.6%
LT Taxes, Interests and Contributions	(1,061)	(125,295)	-99.2%	(933)	13.7%	167,561	(125,295)	N/A
Other changes	23,085	(133,480)	-117%	(48,099)	-148%	(56,641)	(108,698)	-48%

NET CASH FLOW	1,095,346	859,792	27.4%	441,057	148%	699,900	(13,534)	N/A
* TIM + Dec'09 Intelig

Attachment 6

TIM PARTICIPAÇÕES S.A.

2010 EBITDA

(R$ Thousand)

EBITDA Reconciliation	4Q10	4Q09 pro-forma	% YoY	3Q10	% QoQ	2010	2009 pro-forma	% YoY

Net Income	1,884,647	415,526	353.6%	146,523	1186.2%	2,211,715	801,223	176.0%
(+) Provision for Income Tax and
Service Contribution	1,426,899	93,750	1422%	(74,188)	N/A	1,257,038	33,026	3706%
(+) Net Financial Results	(56,791)	(29,653)	91.5%	(58,839)	-3.5%	(245,457)	260,601	-194.2%
EBIT	514,539	351,429	46.4%	279,550	84.1%	1,200,134	507,596	136.4%
(+) Depreciation and Amortization	(686,801)	(734,139)	-6.4%	(755,545)	-9.1%	(2,993,461)	(3,033,360)	-1.3%
EBITDA	1,201,340	1,085,568	10.7%	1,035,095	16.1%	4,193,595	3,540,956	18.4%

Attachment 7

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

TIM Stand Alone

DESCRIPTION	4Q10	4Q09	% YoY	3Q10	% QoQ	2010	2009	% YoY

Brazilian Wireless Subscriber Base (million)	202,944	173,959	16.7%	191,472	6.0%	202,944	173,959	16.7%
Estimated Total Penetration	104.7%	90.6%	1413 bps	99.0%	570 bps	104.7%	90.6%	1413 bps
Municipalities Served - TIM GSM	3,203	2,958	8.3%	3,200	0.1%	3,203	2,958	8.3%
Market Share	25.1%	23.6%	151 bps	24.5%	62 bps	25.1%	23.6%	151 bps
Total Lines ('000)	51,015	41,102	24.1%	46,934	8.7%	51,015	41,102	24.1%
Prepaid	43,550	34,651	25.7%	39,712	9.7%	43,550	34,651	25.7%
Postpaid	7,465	6,452	15.7%	7,222	3.4%	7,465	6,452	15.7%
Gross Additions ('000)	9,317	6,059	53.8%	7,463	24.8%	28,608	20,681	38.3%
Net Additions ('000)	4,081	1,503	171.6%	2,521	61.9%	9,913	4,700	110.9%
Churn	11.0%	11.5%	-3.7%	11.1%	-0.3%	42.4%	42.4%	0.1%
ARPU (R$)	23.3	27.1	-13.9%	23.5	-0.7%	23.7	26.6	-10.8%
MOU	129	99	30.0%	123	4.6%	116	83	39.1%
SAC (R$)	36	81	-55.6%	55	-34.7%	54	85	-36.4%
Investment (R$ million)	1,100	1,154	-4.7%	526	109.2%	2,836	2,702	4.9%
Employees	9,081	9,231	-1.6%	9,081	0.0%	9,081	9,231	-1.6%

Attachment 8

Glossary

Financial Terms

Bad Debt (PDD) Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.
CAPEX (capital expenditure) capital investment.
EBIT = Earnings before interest and tax.
EBITDA = Earnings before interest, tax, depreciation and amortization.
EBITDA Margin = EBITDA / Operating Net Revenue.
Net Debt = Gross debt cash.
Net debt / EBITDA = Index wichs evaluates the Company's ability to pay its debt with the generation of operating cash of the period.
Operating Cash Flow = EBITDA CAPEX.
PL Shareholder's Equity.
Subsidy = (net revenue from goods cost of sales + vendors discounts) / gross additions.
Working Capital = Operational current assets operational current liabilities.

Technology and Services

CSP Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) A system storing and coding cell phone data, such as user calls and data. The GSM is now the standard most used in the world.
SMP Personal Mobile Services.
SMS (Short Message Service) Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.

Operational Indicators

ARPU (Average Revenue per User) Average total net service Revenue per customers in the period.
ARPM (Average Revenue per Minute) ARPU / MOU
Churn rate Percentage of the disconnections from customer base during the period.
Customers Number of access in service.
Gross additions Total of customers acquired in the period.
Market penetration = (Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.
Market Share Company's total number of customers / number of customers in its operating area.
MOU (minutes of use) monthly average in minutes of traffic per customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Net additions = Gross additions number of customers disconnected.
SAC (Customer acquisition cost) = (subsidy + commissions + advertising & promotions) / gross additions.
MTR Mobile termination rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 22, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.